Exhibit 99.1

Clearmind Medicine Receives Patent Approval for its Psychedelic Based Treatment of Binge Behaviors in China

Tel Aviv, Israel / Vancouver, Canada, Feb. 05, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced today that it has been granted divisional patent approval by the China National Intellectual Property Administration.

The granting of this latest patent establishes both the company’s patent protection around its flagship molecule as well as its extensive IP protection in the psychedelic space. Clearmind’s IP portfolio consists of fifteen utility patent families, including patents and applications having method of use and composition of matter claims which includes 24 pending patent applications and 27 granted patents in major jurisdictions such as the US, Europe, China, and India.

“We are proud to receive once again recognition of our innovative treatment for binge behaviors. This approval is a major milestone and significantly expands our IP protection as a leader in psychedelic-derived therapeutics,” said Clearmind’s Chief Executive Officer, Dr. Adi Zuloff-Shani. “In various pre-clinical studies, carried out during the past 2 years, MEAI has demonstrated its ability to regulate binge behaviors, addiction and other mental health disorders. We believe these strong results demonstrate the significant potential of the MEAI molecule for various indications.”

MEAI is a new psychoactive molecule that reduces desire to consume alcoholic beverages and exerts a slight euphoric, alcohol-like experience with potential to change the lives of millions who struggle to drink in moderation. Clearmind’s MEAI-based flagship treatment focuses on Alcohol Use Disorder, which is incredibly common. It varies from mild to excessive and is characterized by a person’s inability to restrict their alcohol consumption, despite negative social, occupational, or health consequences. Clearmind’s MEAI may also be used to treat binge drinking, which can be a deadly addiction for some.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fifteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its position as a leader in psychedelic-derived therapeutics and the significant potential of the MEAI molecule for various indications. In addition, the Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on January 29, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.